Form 12b-25
                   [As last amended in Release No. 34-31905,
                         February 23, 1993, F.R. 14628.]

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):
           [ ] 10-K [ ] 20-F [X] 11-K [ ] 10-Q [ ] Form N-SAR
           For  Period  Ended December 31, 1999
           [ ] Transition  Report on Form 10-K
           [ ] Transition Report on Form 20-F
           [ ] Transition Report on Form 11-K
           [ ] Transition Report  on  Form  10-Q
           [ ] Transition  Report  on  Form  N-SAR
           For Transition Period Ended:

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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  related to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

AT&T Retirement Savings and Profit Sharing Plan

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Part I - Registrant Information

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Full Name of Registration: AT&T Corp.
Former Name if Applicable: NA

Address of Principal Executive Office:
32 Avenue of the Americas, New York, New York  10013-2412

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Part II - Rules 12b-25 (b) and (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons describe in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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     (b) The subject annual report,  semi-annual  report,  transition  report on
Form 10-K, Form 20-F, 11-k or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable  detail the reasons why Form 10-K,  20-F,  11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Independent accountants failed to complete financial information within the prescribed time.

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Part IV - Other Information

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     (1) Name  and  telephone  number of  person  to contact in  regard to  this notification: Katherine Szafran, (908) 221-4369

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 20 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


AT&T Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2000               /s/   John W. Thomson
                                  -------------------------
                                  By:   John W. Thomson